UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

M A T E R I A L   F A C T

Telefônica Brasil S.A. ("Company"), in the form and for the purposes of CVM Instruction No. 358/2002, in addition to the Material Fact released on October 7, 2016, hereby informs its shareholders and the market in general that its Board of Directors, at a meeting held in this date, approved the election of Mr. Eduardo Navarro de Carvalho, replacing Mr. Amos Genish in the position of Chief Executive Officer, in complement to the current mandate. The term of office of the Chief Executive Officer hereby elected shall begin on this date and shall end on the date of the first Board of Directors Meeting to be held after the General Shareholders’ Meeting of 2019. The Company further informs that Mr. Amos Genish shall remain as a member of the Board of Directors.

Due to this announcement, the Company's Board of Executive Officers is now composed the Messrs.: (i) Eduardo Navarro de Carvalho, Chief Executive Officer; (ii) David Melcon Sanchez-Friera, Chief Financial Officer and Investor Relations Officer; and (iii) Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer.

The Company thanks to Mr. Amos Genish for the relevant services rendered in the performance of said position, wishing continuous success in his new challenges.

São Paulo, November 16, 2016.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 16, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director